                                 FORM 11-K



                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549


      [ X ] Annual Report Pursuant to Section 15(d) of the Securities
                    Exchange Act of 1934 (Fee Required)

                For the Fiscal Year ended December 31, 1993

         [   ] Transition Report Pursuant to Section 15(d) of the
             Securities Exchange Act of 1934 (No Fee Required)

              For the Transition Period from       to

               WYMAN-GORDON COMPANY SAVINGS/INVESTMENT PLAN
                         (Full Title of the Plan)


                           WYMAN-GORDON COMPANY
                           244 WORCESTER STREET
                               P.O. BOX 8001
                  NORTH GRAFTON, MASSACHUSETTS 01536-8001
                  (Name of Issuer of the Securities Held
                   Pursuant to the Plan and the Address
                    of its Principal Executive Offices)
























                                  1 of 6

ITEM 1.  CHANGES IN THE PLAN

     Wyman-Gordon Company ("the Company") amended and restated the Wyman-Gordon Company Savings/Investment Plan ("the Plan"). Effective April 1, 1993, the Plan was amended to allow Company employees covered under the Collective Bargaining Agreement to participate in the Plan. Additionally, the Company changed its contribution policy whereby a stock match program was implemented for employees of the Forgings Division. The Company matches 50% of each Participant's quarterly contributions to the Plan with Wyman-Gordon Company stock. Amounts eligible for the 50% stock match are limited to 5% of the Participant's salary. The first quarterly match was reflected on the June 30, 1993 statements for the quarter beginning April 1, 1993 and ending June 30, 1993.

ITEM 2.  CHANGES IN INVESTMENT POLICY

     Effective October 1, 1993, the Company converted certain of its investments in Wells Fargo collective trust funds to Wells
Fargo mutual funds.

ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

     Under the terms of the Plan any contributions made by or on behalf of the Participant of between 2% and 5% of a Participant's annual compensation are matched by Wyman-Gordon Company ("the Company") at its discretion at a rate determined by the Company's Chief Executive Officer. The Company matched such contributions at the rate of 50% until April 1, 1991 when the match was discontinued indefinitely by the Company.

     Under the terms of the Plan as subsequently amended on April 1, 1992, the Company's wholly-owned subsidiary Wyman-Gordon Investment Castings, Inc. (WGIC) will match 25% of each eligible WGIC Participant's pre-tax contributions for the period, provided no WGIC match contributions shall be made based upon a Participant's contribution in excess of 15% of his or her pay.
The Company may change the 25% matching rate or the 15% of considered pay to any other percentages including 0%. The maximum dollar match is limited to $270 per Participant for the Plan year. The total 1993 Company match was $133,948.

     For the years 1988 through 1993, the Company has contributed
$2,269,319 to the Plan on behalf of Plan Participants.

ITEM 4.  PARTICIPATING EMPLOYEES

     At December 31, 1993, 1,925 employees were Participants in the Plan.

ITEM 5.  ADMINISTRATION OF THE PLAN

     The Plan is administered jointly by a Plan Committee and a Plan Investment Committee, both of whose members are appointed by the Company's Chief Executive Officer.





     The Plan Committee is responsible for the promulgation and enforcement of necessary or appropriate rules and regulations for the administration of the Plan, the interpretation of the terms of the Plan, and the resolution of questions relating to an individual's participation in the Plan. The members of the Plan Committee are:

     NAME           OFFICE OR POSITION         ADDRESS

Luis E. Leon        Vice President-          Wyman-Gordon Company
                    Chief Financial Officer  244 Worcester Street
                    and Treasurer            P.O. Box 8001
                                             North Grafton, MA
                                             01536-8001

Raymond L. Raboin   Forgings Division-       Wyman-Gordon Company
                    Controller               244 Worcester Street
                                             P.O. Box 8001
                                             North Grafton, MA
                                             01536-8001

David J. Sulzbach   W-G Investment           W-G Investment
                     Castings-Controller     839 Poquonnock Road
                                             P.O. Box 999
                                             Groton, CT  06340

Wallace F. Whitney, Vice President, General  Wyman-Gordon Company
  Jr.               Counsel and Clerk        244 Worcester Street
                                             P.O. Box 8001
                                             North Grafton, MA
                                             01536-8001

ITEM 6.  CUSTODIAN OF INVESTMENTS

     Wells Fargo Bank N.A., 420 Montgomery Street, San Francisco, California, a Delaware Corporation, is the custodian of the assets held by the Plan. For the year ended December 31, 1993, Wells Fargo Bank N.A. was paid fees of approximately $37,000 for its services, which were paid by the Plan.

     Wells Fargo's coverage for property of its customers under custody and its agents is provided under the Bankers Professional Liability Insurance which insures the bank and its customers against all risks of loss resulting directly from one or more fraudulent or dishonest acts by an employee acting alone or in collusion with others, committed with the intent to have the employer sustain a pecuniary loss and to profit personally thereby, physical loss of property resulting from burglary, robbery, theft, common law or statutory larceny, mysterious disappearance or damage thereto, while such property is lodged within offices or premises anywhere, or while in transit anywhere in the custody of a messenger. The limit of the coverage for each loss or claim or annual aggregate excess of deductible is $105 million.




ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

     Each Participant is furnished with a quarterly statement summarizing the activity within their investment accounts for the quarter as well as the value of their investment accounts as of the end of the quarter.

ITEM 8.  INVESTMENT OF FUNDS

     (a) For the three years ended December 31, 1993, no direct brokerage commissions were paid by the Plan.

     (b) During the year ended December 31, 1993, neither the Plan nor any Investment Manager for the Plan, pursuant to an agreement or understanding with a broker or otherwise through an internal allocation procedure, directed the Plan's brokerage transactions to a broker or brokers because of research services provided.

ITEM 9.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) The Financial Statements of the Plan consisting of the following are filed herewith:

          (1)  Report of Independent Auditors/Accountants

          (2)  Statements of Net Assets Available for Plan
               Benefits as of December 31, 1993 and 1992

          (3)  Statements of Changes in Net Assets Available for
               Plan Benefits for the Years Ended December 31,
               1993, 1992 and 1991

          (4)  Supplemental Schedules

     (b)  Exhibits:                                               Page

          (1)  The Wyman-Gordon Company Savings/Investment
               Plan is incorporated by reference to
               Registration Statement No. 33-26980
               on Form S-8.                                     -

          (2)  Agreement establishing the Wyman-Gordon
               Savings/Investment Trust is incorporated
               by reference to Registration Statement
               No. 33-26980 on Form S-8.                        -

          (3)  Consent of Independent Auditors/
               Accountants                                 R-2C/R-2D











                                  SIGNATURES



   Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of Wyman-Gordon Company has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                   WYMAN-GORDON COMPANY
                                   SAVINGS/INVESTMENT PLAN




Date      6/24/94                  By  /s/ Luis E. Leon
                                           Luis E. Leon
                                   Vice President -
                                   Chief Financial Officer
                                   and Treasurer







































                             WYMAN-GORDON COMPANY
                            SAVINGS/INVESTMENT PLAN

                           FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES



             For the Years Ended December 31, 1993, 1992 and 1991

                                     with

                  Report of Independent Auditors/Accountants



































                 Wyman-Gordon Company Savings/Investment Plan

                       Index to Financial Statements and
                            Supplemental Schedules





                                                        Pages
Report of Independent Auditors/Accountants             R-2A/R-2B

Consent of Independent Auditors/Accountants            R-2C/R-2D

Financial Statements:

  Statements of Net Assets Available for Plan
    Benefits as of December 31, 1993 and 1992          R-3

  Statements of Changes in Net Assets Available
    for Plan Benefits for the year ended
    December 31, 1993                                  R-4A1-R-4A3

  Statements of Changes in Net Assets Available
    for Plan Benefits for the year ended
    December 31, 1992                                  R-4B1/R-4B3

  Statements of Changes in Net Assets Available
    for Plan Benefits for the year ended
    December 31, 1991                                  R-4C

  Notes to Financial Statements                        R-5

Additional Information for Item 30(a) -
  Supplemental Schedule of Assets Held for
  Investment Purposes as of December 31, 1993          R-11

Additional Information for Item 30(d) -
  Supplemental Schedule of Reportable Transactions
  for the Year Ended December 31, 1993                 R-12A/R-12B
















                       REPORT OF INDEPENDENT AUDITORS



To The Trustees of Wyman-Gordon Company
Savings and Investment Plan


We have audited the accompanying statements of net assets available for plan benefits of the Wyman-Gordon Company Savings and Investment Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1993 and 1992 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Wyman-Gordon Company Savings and Investment Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audit is made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at December 31, 1993 and reportable transactions for the year ended December 31, 1993 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements, and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.

                                   Ernst & Young

Worcester, Massachusetts
April 29, 1994




                                    R-2A

                      REPORT OF INDEPENDENT ACCOUNTANTS




To The Trustees of Wyman-Gordon Company
Savings and Investment Plan


We have audited the accompanying statement of changes in net assets available for plan benefits of the Wyman-Gordon Company Savings and Investment Plan for the year ended December 31, 1991. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the changes in net assets available for plan benefits of the Wyman-Gordon Company Savings and Investment Plan for the year ended December 31, 1991 in conformity with generally accepted accounting principles.


                                   COOPERS & LYBRAND




Boston, Massachusetts
June 24, 1992
















                                    R-2B

                       CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-26980) pertaining to the Wyman-Gordon Company Savings and Investment Plan of our report dated April 29, 1994, with respect to the 1993 and 1992 financial statements and schedules of the Wyman-Gordon Company Savings and Investment Plan included in this Annual Report (Form 11-K) for the years ended December 31, 1993 and 1992.



                                             Ernst & Young



Worcester, Massachusetts
June 24, 1994






































                                    R-2C

                     CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of Wyman-Gordon Company Savings and Investment Plan on Form S-8 (File No. 33-26980) of our report dated June 24, 1992, on our audit of the statement of changes in net assets vailable for plan benefits of Wyman-Gordon Company Savings and Investment Plan for the year ended December 31, 1991, which report is included in this Annual Report on Form 11-K.



                                             COOPERS & LYBRAND



Boston, Massachusetts
June 24, 1994





































                                    R-2D

                Wyman-Gordon Company Savings/Investment Plan
            Statements of Net Assets Available for Plan Benefits
                      as of December 31, 1993 and 1992

                          1993                   1992
                         Invest-      1993      Invest-       1992
                          ment        Fair       ment         Fair
                         at Cost      Value     at Cost       Value
ASSETS

Investment,
  at fair value:

Collective Investment
  Funds:
  Income Accumulation
    Fund of Wells Fargo
    Bank N.A.            $6,877,696 $ 6,877,696 $9,512,810  $ 9,512,810
  Wellsfunds Asset
    Allocation Fund      $9,332,544   9,191,320          -            -
  Wellsfunds Growth
    Stock Fund           $3,570,692   3,546,299          -            -
  Wellsfunds S&P 500
    Fund                 $2,778,674   2,803,201          -            -
  Wellsfunds U.S.
    Treasury Allocation  $3,744,521   3,536,396          -            -
  Asset Allocation Fund
    of Wells Fargo Bank
    N.A.                          -           - $6,483,056    6,895,626
  U.S. Treasury Alloca-
    tion Fund of Wells
    Fargo Bank N.A.               -           - $2,085,168    2,189,443
  S&P 500 Stock Fund
    of Wells Fargo Bank
    N.A.                          -           - $2,060,263    2,204,156
  Growth Stock Fund
    of Wells Fargo Bank
    N.A.                          -           - $1,920,749    2,285,349
                                     25,954,912              23,087,384

Wyman-Gordon Stock Fund  $  976,299     936,903 $  527,448      547,739
Participant Loans                       527,677                 271,544

                                     27,419,492              23,906,667

LIABILITIES

Participants' withdrawals and
  benefits payable                            -                       -

  Net assets available for
    plan benefits                   $27,419,492             $23,906,667

          The accompanying notes are an integral part of these financial statements.


                  Wyman-Gordon Company Savings/Investment Plan
        Statements of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31, 1993

                                                          U.S.
                    Asset       Growth      S&P 500     Treasury
                  Allocation    Stock        Stock     Allocation
                     Fund        Fund        Fund         Fund
ADDITIONS

Contributions:

  Employee        $  716,590  $  468,311   $  400,918  $  273,848
  Employer            32,771      28,481       25,221      17,430
                     749,361     496,792      426,139     291,278

Net appreciation
  in fair market
  value of
  investments      1,107,163     301,819      194,806     453,011

Total Additions    1,856,524     798,611      620,945     744,289

DEDUCTIONS

Participants'
  withdrawals       (329,325)    (67,967)    (154,542)    (70,430)

Plan administrative
  expenses            (4,719)     (2,535)      (2,366)     (1,730)

Net transfers/
  adjustments
  in (out)        (8,418,106) (3,013,458)  (2,668,193) (2,861,572)

Total (deductions)
  additions       (8,752,150) (3,083,960)  (2,825,101) (2,933,732)

Increase (decrease)
  in net assets
  available for
  plan benefits   (6,895,626) (2,285,349)  (2,204,156) (2,189,443)

Net assets
  available for
  plan benefits:

  Beginning of
    year           6,895,626   2,285,349    2,204,156   2,189,443

  End of year     $        -  $        -   $        -  $        -

        The accompanying notes are an integral part of these financial statements.

                                     R-4A1

                 Wyman-Gordon Company Savings/Investment Plan
       Statements of Changes in Net Assets Available for Plan Benefits
               For the Year Ended December 31, 1993 (Continued)
                   Income
                  Accumu-     Wellsfunds  Wellsfunds
                   lation        Asset      Growth     Wellsfunds
                    Fund      Allocation    Stock        S&P 500
ADDITIONS

Contributions:

  Employee       $  465,374   $  220,766  $  146,954   $  124,334
  Employer           12,722        3,508       2,935        3,198
                    478,096      224,274     149,889      127,532

Interest            380,317      154,026     100,831       18,975

Net appreciation
  (depreciation)
  in fair market
  value of
  investments             -     (140,044)    (24,531)      25,788

Total Additions     858,413      238,256     226,189      172,295

DEDUCTIONS

Participants'
  withdrawals    (1,409,326)     (67,963)    (69,626)     (65,465)

Plan administrative
  expenses           (7,022)      (1,400)       (871)        (742)

Net transfers/
  adjustments
  in (out)       (2,077,179)   9,022,427   3,390,607    2,697,113

Total (deductions)
  additions      (3,493,527)   8,953,064   3,320,110    2,630,906

Increase (decrease)
  in net assets
  available for
  plan benefits  (2,635,114)   9,191,320   3,546,299    2,803,201

Net assets
  available for
  plan benefits:

  Beginning of
    year          9,512,810            -           -            -

  End of year    $6,877,696   $9,191,320  $3,546,299   $2,803,201

       The accompanying notes are an integral part of these financial statements.
                                    R-4A2

                Wyman-Gordon Company Savings/Investment Plan
       Statements of Changes in Net Assets Available for Plan Benefits
              For the Year Ended December 31, 1993 (Continued)

                 Wellsfunds     W-G
                 Treasury      Stock
                Allocation     Fund        Loans        Total
ADDITIONS

Contributions:

  Employee       $   93,169   $107,905    $      -   $ 3,018,169
  Employer            2,753    272,686           -       401,705
                     95,922    380,591           -     3,419,874

Interest            151,623          -      29,357       835,129

Net appreciation
  (depreciation)
  in fair market
  value of
  investments      (210,649)   (71,650)          -     1,635,713

Total Additions      36,896    308,941      29,357     5,890,716

DEDUCTIONS

Participants'
  withdrawals       (69,738)   (29,892)     (6,190)   (2,340,464)

Plan administrative
  expenses          (14,948)    (1,094)          -       (37,427)

Net transfers/
  adjustments
  in (out)        3,584,186    111,209     232,966             -

Total (deductions)
  additions       3,499,500     80,223     226,776    (2,377,891)

Increase (decrease)
  in net assets
  available for
  plan benefits   3,536,396    389,164     256,133     3,512,825

Net assets
  available for
  plan benefits:

  Beginning of
    year                  -    547,739     271,544    23,906,667

  End of year    $3,536,396   $936,903    $527,677   $27,419,492

       The accompanying notes are an integral part of these financial statements.
                                    R-4A3

                 Wyman-Gordon Company Savings/Investment Plan
       Statements of Changes in Net Assets Available for Plan Benefits
                     For the Year Ended December 31, 1992


                                               W-G        Asset
                  Income        Equity        Stock     Allocation
                   Fund          Fund         Fund         Fund
ADDITIONS

Contributions:

  Employee      $   301,852   $   29,040   $ 74,443     $  666,789
  Employer                -            -      4,754         32,565
                    301,852       29,040     79,197        699,354

Interest              8,302        1,047          -              -

Net appreciation
  in fair market
  value of
  investments       245,647      379,224     56,639        477,901

Total Additions     555,801      409,311    135,836      1,177,255

DEDUCTIONS

Participants'
  withdrawals    (1,257,974)      (9,739)   (10,769)       (92,237)

Net transfers/
  adjustments
  in (out)      (19,236,406)  (2,240,879)   300,255      5,810,608

Total (deductions)
  additions     (20,494,380)  (2,250,618)   289,486      5,718,371

Increase (decrease)
  in net assets
  available for
  plan benefits (19,938,579)  (1,841,307)   425,322      6,895,626

Net assets
  available for
  plan benefits:

  Beginning of
   year          19,938,579    1,841,307    122,417              -

 End of year    $         -   $        -   $547,739     $6,895,626

     The accompanying notes are an integral part of these financial statements.


                                     R-4B1

                Wyman-Gordon Company Savings/Investment Plan
       Statements of Changes in Net Assets Available for Plan Benefits
              For the Year Ended December 31, 1992 (Continued)

                                                           U.S.
                  Income        Growth     S&P 500       Treasury
               Accumulation     Stock       Stock       Allocation
                      Fund         Fund        Fund           Fund
ADDITIONS

Contributions:

  Employee      $  427,319    $  370,964   $  295,226   $  230,500
  Employer          29,638        25,936       24,009       17,864
                   456,957       396,900      319,235      248,364

Interest           576,466             -            -            -

Net appreciation
  in fair market
  value of
  investments            -       368,368      145,552      127,230

Total Additions  1,033,423       765,268      464,787      375,594

DEDUCTIONS

Participants'
  withdrawals   (1,413,383)      (21,075)     (87,419)     (26,551)

Net transfers/
  adjustments
  in (out)       9,892,770     1,541,156    1,826,788    1,840,400

Total (deductions)
  additions      8,479,387     1,520,081    1,739,369    1,813,849

Increase (decrease)
  in net assets
  available for
  plan benefits  9,512,810     2,285,349    2,204,156    2,189,443

Net assets
  available for
  plan benefits:

  Beginning of
   year                  -             -            -            -

  End of year   $9,512,810    $2,285,349   $2,204,156   $2,189,443


     The accompanying notes are an integral part of these financial statements.

                                     R-4B2

                 Wyman-Gordon Company Savings/Investment Plan
        Statements of Changes in Net Assets Available for Plan Benefits
               For the Year Ended December 31, 1992 (Continued)



                      Loans          Total
ADDITIONS

Contributions:

  Employee          $      -       $ 2,396,133
  Employer                 -           134,766
                           -         2,530,899

Interest               6,236           592,051

Net appreciation
  in fair market
  value of
  investments              -         1,800,561

Total Additions        6,236         4,923,511

DEDUCTIONS

Participants'
  withdrawals              -        (2,919,147)

Net transfers/
  adjustments
  in (out)           265,308                 -

Total (deductions)
  additions          265,308        (2,919,147)

Increase (decrease)
  in net assets
  available for
  plan benefits      271,544         2,004,364

Net assets
  available for
  plan benefits:

                 Beginning of
    year                   -        21,902,303

  End of year       $271,544       $23,906,667


     The accompanying notes are an integral part of these financial statements.


                                     R-4B3

                Wyman-Gordon Company Savings/Investment Plan
       Statements of Changes in Net Assets Available for Plan Benefits
                    For the Year Ended December 31, 1991

                                             W-G
                   Income        Equity      Stock
                    Fund          Fund       Fund         Total
ADDITIONS

Contributions:

  Employee       $ 1,550,022   $  102,229   $ 34,219    $ 1,686,470
  Employer           123,432       13,546      4,218        141,196
                   1,673,454      115,775     38,437      1,827,666

Interest           2,063,602       32,832        185      2,096,619

Dividends                  -            -      4,775          4,775

Net appreciation
  (depreciation)
  in fair market
  value of
  investments              -      488,950    (41,787)       447,163

Total Additions    3,737,056      637,557      1,610      4,376,223

DEDUCTIONS

Participants'
  withdrawals     (6,182,377)    (345,322)   (25,844)    (6,553,543)

Net transfers/
  adjustments
  in (out)           (43,699)     (10,305)    54,004              -

Total (deductions)
  additions       (6,226,076)    (355,627)    28,160     (6,553,543)

Increase (decrease)
  in net assets
  available for
  plan benefits   (2,489,020)     281,930     29,770     (2,177,320)

Net assets
  available for
  plan benefits:

  Beginning of
    year          22,427,599    1,559,377     92,647     24,079,623

  End of year    $19,938,579   $1,841,307   $122,417    $21,902,303

        The accompanying notes are an integral part of these financial statements.
                                     R-4C

                Wyman-Gordon Company Savings/Investment Plan
                        NOTES TO FINANCIAL STATEMENTS


1.                          Plan Description

  The Wyman-Gordon Company Savings/Investment Plan ("the Plan") is a single employer defined contribution plan covering certain employees of Wyman-Gordon Company ("the Company"). The Plan was established on January 1, 1981 for the purpose of providing eligible employees with opportunities for (I) convenient and regular personal savings; (II) sharing in contributions by the Company out of its current and accumulated net profits; and (III) supplementing retirement benefits. The Plan is a single-employer contributory Plan which is funded by a trust arrangement with the Wyman-Gordon Savings/Investment Trust (the "Trust").

  Eligibility

  Effective April 1, 1993, the Plan was amended to allow Company employees covered under the Collective Bargaining Agreement to participate in the Plan. Previously, any full-time weekly or monthly employee not covered by a Collective Bargaining Agreement who has been continuously employed by the Company (or a participating subsidiary) for at least six months is eligible to participate in the Plan.

  Federal Income Taxes

  The Internal Revenue Service (IRS) made a favorable determination in a letter dated September 15, 1986 that the Plan is qualified under Section 401(a) and 401(k) of the Internal Revenue Code (the "Code"), and accordingly, the Trust thereunder has been determined to be exempt from taxation under provisions of Section 501(a) of the Code. It is not anticipated that amendments made to the Plan after the IRS' determination letter will affect the qualified and tax exempt status of the Plan and Trust respectively.

  Employee Contributions

  Upon becoming a Participant, an eligible employee may elect to reduce his or her compensation between 1% and 15% and have such amount contributed to the Plan by the employer as a pre-tax contribution. The election shall be made in advance as a whole percentage of their compensation. Additionally, an eligible employee may elect to make after-tax contributions to the Plan subject to the percentage limitations discussed above.

  In addition, in no event shall the contributions made by or on behalf of a Participant for a Plan year exceed certain limitations as required by the Employee Retirement Income Security Act of 1974 (ERISA). The Internal Revenue Code also includes provisions which limit the amount of employer contributions which may be made on behalf of any individual Participant.


                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)



  Plan Description, (Cont.)

  Company Contributions

  Effective April 1, 1993, the Company changed its contribution policy whereby a stock match program was implemented for employees of the Forgings Division. The Company matches 50% of each Participant's quarterly contributions to the Plan with Wyman-Gordon Company stock. Amounts eligible for the 50% stock match are limited to 5% of the Participant's salary. The first quarterly match occurred for the quarter beginning April 1, 1993 and ending June 30, 1993.

  Under the terms of the Plan as amended April 1, 1989, any contributions made by or on behalf of the Participant of between 2% and 5% of a Participant's annual compensation were matched by the Company at its discretion at a rate determined by the Company's Chief Executive Officer. The Company matched such contributions at the rate of 50% until April 1, 1991 when the Company match was discontinued indefinitely by the Company.

  Under the terms of the Plan as subsequently amended on April 1, 1992, the Company's wholly-owned subsidiary Wyman-Gordon Investment Castings, Inc. (WGIC) will match 25% of each eligible WGIC Participant's pre-tax contributions for the period, provided no WGIC match contributions shall be made based upon a Participant's contribution in excess of 15% of his or her pay. The Company may change the 25% matching rate or the 15% of considered pay to any other percentages including 0%. The maximum dollar match is limited to $270 per Participant for the Plan year. The total Company match for Plan years 1993, 1992 and 1991 was $133,948, $134,766 and
  $141,196 respectively.

  Participant Accounts

  Each Participant's account is credited with the Participant's contribution and allocation of the Company's contribution, Plan earnings, and forfeitures of terminated Participants' nonvested accounts. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's account.

  Investment Funds

  Effective October 1, 1993, the Company converted certain of its investments in Wells Fargo collective trust funds to Wells Fargo mutual funds. Participants in the Plan have the following six investment funds available:




                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)



  Plan Description, (Cont.)

  Investment Funds (Cont.)

  The Wellsfunds Asset Allocation Fund seeks to achieve superior long-term gains at reasonable risk by actively shifting investment among common stocks, U.S. Treasury bonds and money market instruments. The investment strategy of the Asset Allocation Fund focuses on the relative attractiveness of asset classes at given points in time. The Fund uses a computerized portfolio selection model to determine the optimum mix among stocks, bonds and money market instruments. There were 801 Participants in the Wellsfunds Asset Allocation Fund at December 31, 1993.

  The Wellsfunds U.S. Treasury Allocation Fund seeks to achieve over the long-term a high rate of return at reasonable risk by actively shifting investment among three classes of debt securities. The Fund pursues a strategy of allocating and reallocating investment among long-term bonds, intermediate-term notes and 91 Day Treasury bills. The Fund invests in U.S. Treasury bonds with maturities of 20 years or more, U.S. Treasury notes with maturities of 5-7 years and U.S. Treasury bills. The Fund attempts to realize long-term performance which is superior to investment in any individual fixed-income class. There were 505 Participants in the Wellsfunds U.S. Treasury Allocation Fund at December 31, 1993.

  The Wellsfunds S&P 500 Stock Fund seeks to achieve the same total rate of return as the S&P 500 Index. The S&P 500 Stock Fund invests in the same stocks and in substantially the same percentages as the S&P 500 Index. The stocks included in the Fund represent those held by the Index itself and do not reflect subjective options concerning individual companies or industries. There were 780 Participants in the Wellsfunds S&P 500 Stock Fund at December 31, 1993.

  The Income Accumulation Fund invests in a mix of fixed-rate and variable-rate securities with strong credit ratings. The Fund diversifies its investments by limiting its holdings of any one issuer to 10% of the Fund assets at the time of purchase. This limitation does not apply to the U.S. Government or its agencies. Between 25% and 50% of the Fund is held in publicly traded instruments. There were 1,095 Participants in the Income Accumulation Fund at December 31, 1993.

  The Wellsfunds Growth Stock Fund seeks to provide investors an above average rate of return as measured against the S&P
  500 Index and against similar growth stock funds, through the active management of a diversified portfolio of growth



                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)


  Plan Description, (Cont.)

  Investment Funds, (Cont.)

  oriented common stocks. The Fund will invest primarily in common stocks that are expected to generate above market rates of growth in revenues and earnings. There were 683 Participants in the Wellsfunds Growth Stock Fund at December 31, 1993.

  The Wyman-Gordon Stock Fund invests in the common stock of Wyman-Gordon Company. Amounts contributed to the Wyman-Gordon Stock Fund may be temporarily invested in other short-term investments pending the purchase of Company stock. This Fund is subject to a relatively high degree of risk because it is not a diversified investment and is subject to any potential volatility in the price of the Company's common stock. There were 586 Participants in the Wyman-Gordon Stock Fund at December 31, 1993.

     Distribution of Benefits

  A Participant (or his or her beneficiary in the case of his or her death) may elect to have his or her vested account balance paid to them following their termination of employment with the Company, by submitting a completed distribution election form to the Plan Administrator.

  A Participant may elect to be paid in any of these forms:

     (a)  a lump sum, or
     (b) periodic installments over a period of years not to exceed the life expectancy of the Participant and his or her spouse.

     Vesting

     The Plan's vesting policy changed during 1992 from one where participants vested in the Company contributions and related investment earnings 20% annually to a policy in which Participants are fully vested in all accounts at all times.

     Withdrawals

     Withdrawals may only be made in accordance with the terms of
     the Plan.   Hardship withdrawals of tax deferred
     contributions and related earnings are subject to approval by the Plan Administrator based upon the Participant's financial need and are subject to IRS limitations.

     Withdrawal of after-tax contributions, rollover account withdrawals, withdrawals for Participants over age 59 1/2 and withdrawals for certain Company contributions are allowed for amounts up to the extent of Participant's account balance with certain restrictions.

                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)


     Plan Description, (Cont.)

     Plan Trustee and Custodian

     The Plan's Trustee and Custodian of its funds changed during 1992 from State Street Bank and Trust Company to Wells Fargo
     Bank N.A.

     Participant Loans

     No provision for Participant loans had been made prior to the April 1992 Plan amendment which now permits them.

2.   Summary of Significant Accounting Policies

     The following is a summary of significant accounting policies followed by the Plan in preparation of its financial statements. The financial statements are prepared in accordance with generally accepted accounting principles:

     Valuation of Investments

     Investments are valued on the basis of market valuations provided by independent pricing services. Such valuations are generally determined as follows:

     * Units of Wells Fargo Bank N.A. collective trust funds are valued on the basis of the unit value established for each fund at each valuation date. Valuation of the Funds' units occurs, at a minimum, on a monthly basis. Unit values are determined by dividing the value of the Funds' net assets by the number of units outstanding on the valuation date.

     * Stocks and mutual funds traded on security exchanges are valued at closing market prices on the valuation date.

     Security Transactions and Related Investment Income

     Security transactions are accounted for on the trade date. Interest income is accounted for on the daily accrual basis. Dividend income is recorded on the ex-dividend date. The cost of securities sold is computed on an average cost basis.

     Investment Income

     Net investment income, as earned, is allocated to Participant accounts and reinvested. The Plan presents, in the Statements of Changes in Net Assets Available for Plan Benefits, net appreciation (depreciation) in the fair market value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Income from investments is recorded as earned on an accrual basis.


                Wyman-Gordon Company Savings/Investment Plan
                   NOTES TO FINANCIAL STATEMENTS, (Cont.)



     Plan Description, (Cont.)

     Investment Income, (Cont.)

     Purchases and Redemptions of Units

     The value of participating units, upon admission to or withdrawal from the Funds, is based upon the market value of net assets held as of the valuation date. Upon purchase or redemption of units by a Participant, transaction costs incurred for the related security transactions are borne by that Participant.

     Expenses

     Record-keeping, loan, extra investment, and recurring payment fees are paid by the Participants; all other fees are paid by the Company.


3.   Plan Liabilities

     Wells Fargo Bank uses a daily valuation method whereby all account activity and related transactions take place on the same day as the day of record. Therefore, all benefit payments to Participants or Plan expenses are paid from the various funds on a current basis and at December 31, 1993 there were no accrued liabilities for the Plan.


4.   Other Matters

     During the years ended December 31, 1993 and 1992 there were no loans, fixed income obligations or leases in default or classified as uncollectible by the Plan.




















                Wyman-Gordon Company Savings/Investment Plan
                    Additional Information for Item 30(a)
        Supplemental Schedule of Assets Held for Investment Purposes
                           as at December 31, 1993



                      (d) Description
                      of investment
                      ment including
                      maturity date,
(a) Identity of issue rate of interest,
borrowers, lessor, or collateral par                   (d) Current
similar party         or maturity value    (c) Cost        value
Wells Fargo Bank N.A. 894,968 Shares
                      Wellsfunds Asset
                      Allocation Fund     $ 9,332,544  $ 9,191,320

Wells Fargo Bank N.A. 356,132 Shares
                      Wellsfunds U.S.
                      Treasury Allocation
                      Fund                  3,744,521    3,536,396

Wells Fargo Bank N.A. 268,506 Shares
                      Wellsfunds S&P 500
                      Stock Fund            2,778,674    2,803,201

Wells Fargo Bank N.A. 613,762 Shares
                      Income Accumulation
                      Fund                  6,877,696    6,877,696

Wells Fargo Bank N.A. 322,098 Shares
                      Wellsfunds Growth
                      Stock Fund            3,570,692    3,546,299

Wells Fargo Bank N.A. 125,590 Shares
                      Wyman-Gordon Stock
                      Fund                    976,299      936,903

                                          $27,280,426  $26,891,815
















                Wyman-Gordon Company Savings/Investment Plan
                    Additional Information for Item 30(d)
               Supplemental Schedule of Reportable Transactions
                    For the Year Ended December 31, 1993

                (b)Description
                of assets
                (include interest
(a)Identity of  rate and maturity    (c)Purchase   (d)Selling
party involved  in case of a loan)      price         price

Series (iii) reportable transactions - series of transactions in excess of 5% of Plan assets:
Wells Fargo     Asset Allocation     $2,253,629         -
                Fund                     -         $10,255,368
                (107 Purchases,
                59 Sales)

Wells Fargo     Income Accumu-           -         $ 4,121,645
                lation Fund
                (114 Sales)

Wells Fargo     Growth Stock             -         $ 3,438,205
                Fund (53 Sales)

Wells Fargo     S&P 500 Stock            -         $ 3,226,972
                Fund (57 Sales)

Wells Fargo     U.S. Treasury        $1,352,549         -
                Allocation Fund          -         $ 3,989,904
                (97 Purchases,
                44 Sales)

Wells Fargo     Wellsfunds-          $9,580,609         -
                Asset Allocation
                (36 Purchases)

Wells Fargo     Wellsfunds-Growth    $3,651,452         -
                Stock Fund
                (39 Purchases)

Wells Fargo     Wellsfunds-          $2,887,810         -
                S&P 500 Fund
                (31 Purchases)

Wells Fargo     Wellsfunds-          $3,914,525         -
                U.S. Treasury
                Allocation
                (34 Purchases)






                                    R-12A

                 Wyman-Gordon Company Savings/Investment Plan
                    Additional Information for Item 30(d)
               Supplemental Schedule of Reportable Transactions
              For the Year Ended December 31, 1993 (Continued)

                                      (h)Current
           (f)Expense                 value of asset
(e)Lease   incurred with   (g)Cost    on transaction   (i)Net gain
  rental   transaction     of asset   date               or (loss)

Series (iii) reportable transactions - series of transactions in excess of 5% of Plan assets:
   -           -           $2,253,629   $ 2,253,629         -
   -           -           $8,736,684   $10,255,368    $1,518,684



   -           -           $4,121,645   $ 4,121,645         -



   -           -           $2,772,041   $ 3,438,205    $  666,164


   -           -           $2,888,647   $ 3,226,972    $  338,325


   -           -           $1,352,549   $ 1,352,549         -
   -           -           $3,437,717   $ 3,989,904    $  552,187



   -           -           $9,580,609   $ 9,580,609         -



   -           -           $3,651,452   $ 3,651,452         -



   -           -           $2,887,810   $ 2,887,810         -



   -           -           $3,914,525   $ 3,914,525         -










                                   R-12A-1

                 Wyman-Gordon Company Savings/Investment Plan
                    Additional Information for Item 30(d)
               Supplemental Schedule of Reportable Transactions
                    For the Year Ended December 31, 1993


                (b)Description
                of assets
                (include interest
(a)Identity of  rate and maturity    (c)Purchase   (d)Selling
party involved  in case of a loan)      price         price

Series (i) reportable transactions - single transactions in excess of 5% of Plan assets:
Wells Fargo     Asset Allocation         -         $9,034,485
                Fund (1 Sale)

Wells Fargo     Growth Stock             -         $3,143,840
                Fund (1 Sale)

Wells Fargo     S&P 500 Stock            -         $2,673,025
                Fund (1 Sale)

Wells Fargo     U.S. Treasury            -         $3,172,613
                Allocation Fund
                (1 Sale)

Wells Fargo     Wellsfunds-          $9,033,350         -
                Asset Allocation
                (1 Purchase)

Wells Fargo     Wellsfunds-Growth    $3,143,058         -
                Stock Fund
                (1 Purchase)

Wells Fargo     Wellsfunds-          $2,673,024         -
                S&P 500 Fund
                (1 Purchase)

Wells Fargo     Wellsfunds-          $3,174,538         -
                U.S. Treasury
                Allocation
                (1 Purchase)












                                    R-12B

                 Wyman-Gordon Company Savings/Investment Plan
                    Additional Information for Item 30(d)
               Supplemental Schedule of Reportable Transactions
              For the Year Ended December 31, 1993 (Continued)



                                      (h)Current
           (f)Expense                 value of asset
(e)Lease   incurred with   (g)Cost    on transaction   (i)Net gain
  rental   transaction     of asset   date               or (loss)

Series (i) reportable transactions - single transactions in excess of 5% of Plan assets:
   -           -           $7,663,813   $9,034,485     $1,370,672


   -           -           $2,519,206   $3,143,849     $  624,643


   -           -           $2,383,933   $2,673,025     $  289,092


   -           -           $2,693,666   $3,172,613     $  478,947



   -           -           $9,033,350   $9,033,350          -



   -           -           $3,143,058   $3,143,058          -



   -           -           $2,673,024   $2,673,024          -



   -           -           $3,174,538   $3,174,538          -
















                                   R-12B-1
